EXHIBIT 99.1

VINCI PARTNERS ANNOUNCES LAUNCH OF NEW SPECIAL SITUATIONS SEGMENT WITH THE ACQUISITION OF SPS CAPITAL

•	SPS Capital is a leading Special Situations independent asset manager with R$2.0 billion in assets under management, led by a highly experienced and best-in-class team with extensive experience in the sector;

•	Transaction strengthens Vinci’s FRE quality, stability, and visibility, due to recurring and high visibility management fee revenues with long-term lockups;

•	The new segment, Vinci SPS, is operating in an underpenetrated market, creating substantial future growth opportunities to the platform;

•	Combined platform will represent R$62 billion in assets under management, considering the 2Q22 AUM Proforma, a result of Vinci’s AUM as of the end of the second quarter of 2022 (R$60 billion1) and the inclusion of SPS Capital (R$2 billion);

•	Transaction is immediately accretive to Distributable Earnings per share

Rio de Janeiro, July 28, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners,” “Vinci,” "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today an agreement (“Transaction”) to acquire SPS Capital (“SPS,” “Team”), a leading independent alternative asset manager focused on the Special Situations segment in Brazil, with R$2.0 billion in assets under management, distributed across three vintages in its flagship strategy.

“We are extremely happy to welcome SPS to our platform and have high expectations for what we can accomplish together in terms of AUM growth, product offering and solutions to our investors,” said Alessandro Horta, Vinci Partners’ Chief Executive Officer and Director.

“The team at SPS had outstanding success developing their business through successful fundraising of three vintages of their flagship strategy. Our partnership with SPS is the perfect first step for our expansion into the Special Situations market, a sizable and unexplored market in Brazil with a vast pool of asymmetric investment opportunities.

In addition, the complementary investment experiences the SPS team presents will allow us to work on collaborative fashion across our existing Private Market verticals to develop new investment solutions for our clients. This is especially true for the entire Credit universe in Brazil, where the different angle that SPS brings will allow us to further enhance our penetration in this growing segment of the market.

We believe the Transaction solidifies Vinci’s position as the player of choice for alternative investments in Brazil, with a full-suite of sophisticated and complementary business segments.”

Founded in 2017, SPS Capital is one of the top independent Special Situations asset managers in Brazil, with an extensive track record across three vintages that represent R$2.0 billion in assets under management. SPS is focused on investment strategies that deliver equity like returns, through debt downside protected structures. The Team manages its capital pools through closed-end fund structures,

1 Vinci Partners had R$57 billion in assets under management as of the first quarter of 2022 and has ended the second quarter of 2022 with R$60 billion in assets under management.

with lockups of up to eight years. In November 2021, SPS raised its latest vintage, SPS Capital III, with R$1.1 billion in capital commitments.

“SPS and Vinci are an excellent cultural and business fit, sharing the same values and principles based on reputation, first-class human capital and alignment of interest with our LPs,” said Marcelo Mifano, co-founding partner of SPS. “We are excited for the next chapter and delighted to be part of such established and well-recognized platform. We believe joining forces with Vinci’s robust platform and entire network of distribution capabilities will leverage SPS’ growth into new and adjacent products additional to our flagship strategy and will help us expand the business throughout the next years.”

Transaction Overview

The acquisition of SPS Capital strengthens Vinci’s FRE quality, stability, and visibility for future earnings results and enriches Distributable Earnings’ composition, due to the recurring and high-visibility nature of SPS’ revenue stream, coming from funds with long-term lockups and a typical private market fee structure.

We expect low-to-mid single-digit short term accretion in Distributable Earnings per share with the Transaction, with upside to high single-digit medium term accretion as current funds are deployed, and a new flagship vintage is launched.

The Transaction will have an initial cash component at closing, with an additional consideration in VINP’s Class A common stock through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. Transaction is expected to close until the end of the third quarter of 2022.

Webcast and Earnings Conference Call

Vinci Partners will host a conference call on Friday, July 29, 2022 at 9:00 am (Eastern Time) to discuss the Transaction. A detailed presentation of the Transaction will be posted to Vinci’s IR website and on the SEC website at www.sec.gov on Friday morning in advance of the conference call.

To access the webcast and presentation please visit the Events & Presentations’ section of the Company's website at: www.ir.vincipartners.com/news-and-events/events-and-presentations. For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at Dial in Registration to obtain the conference number and access code.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

About SPS Capital

SPS Capital is a leading special situations independent asset manager in Brazil, established in 2017. SPS Capital operates through an all-weather approach, with exposure to assets in different stages of the economic cycle and sectors, in five different strategies including funding for primary and secondary market, legal claims, litigation finance and credit platforms. The flagship strategy holds three vintages and represents R$2.0 billion in assets under management.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240